787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 6, 2021

VIA EDGAR

Samantha Brutlag, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SA Franklin Systematic U.S. Large Cap Value Portfolio, a series of SunAmerica Series Trust

Securities Act File No. 033-52742

Investment Company Act File No. 811-07238

Dear Ms. Brutlag:

On behalf of SA Franklin Systematic U.S. Large Cap Value Portfolio (formerly, SA Dogs of Wall Street Portfolio) (the “Portfolio”), a series of SunAmerica Series Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 17, 2021 regarding Post-Effective Amendment No. 124 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 125 under the Investment Company Act of 1940, as amended, which was filed with the Commission on May 4, 2021.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK  WASHINGTON  HOUSTON   PALO ALTO  SAN FRANCISCO  CHICAGO  PARIS  LONDON  FRANKFURT   BRUSSELS  MILAN  ROME

July 6, 2021

I.	PROSPECTUS

Comment No. 1:	The Staff notes that the Portfolio’s name has changed. Please confirm whether the subadviser has recently changed or whether it is the same subadviser but that the name of the subadviser is now part of the Portfolio’s name.

Response No. 1:	The Registrant submits that Franklin Advisers, Inc. has been added as a new subadviser to the Portfolio. Previously, SunAmerica Asset Management, LLC, the Portfolio’s investment adviser, solely managed the Portfolio.

Comment No. 2:	In the first paragraph of the subsection of the Prospectus entitled “Portfolio Summary: SA Franklin Systematic U.S. Large Cap Value Portfolio (formerly, SA Dogs of Wall Street Portfolio) – Principal Investment Strategies of the Portfolio,” please clarify the disclosure with respect to the definition of “U.S. large capitalization companies.” Please confirm whether it is defined as companies within the market capitalization of the Index? In addition, please provide the market capitalization range of the Index as of a certain date in the disclosure. Please also consider updating the information in the fourth sentence as of a more recent date.

Response No. 2:	The Registrant notes that the third sentence of the first paragraph of the above-referenced subsection states that “[t]he Portfolio primarily invests in common stock of U.S. large capitalization companies included in the Index.” The Registrant believes that it is clear that U.S. large capitalization companies include those companies in the Index. In addition, the Registrant notes that the fourth sentence of the first paragraph discloses the median market capitalization and dollar-weighted average capitalization of the companies in the Index, which is the information published by FTSE Russell in the Index’s factsheet. The Registrant has revised the penultimate sentence of the first paragraph of the above-referenced subsection to read as follows (additions bolded and underlined; deletions in strikethrough text):

“As of ~~February 28~~May 31, 2021, the median market capitalization of a company in the Index was approximately ~~$11.9~~13.5 billion and the dollar-weighted average capitalization of the companies in the Index was approximately $~~140.9~~159.4 billion.”

Comment No. 3:	Please tell the Staff what percentage of the Portfolio’s portfolio has to be repositioned as a result of the changes to the strategies.

Response No. 3:	The Registrant submits that approximately 84% of the Portfolio’s portfolio is estimated to be repositioned as a result of the changes to the Portfolio’s strategies.

Comment No. 4:	Please tell the Staff how shareholders of the Portfolio were notified of the strategy changes.

July 6, 2021

Response No. 4:	The Portfolio filed a supplement on April 5, 2021 to its then-current Summary Prospectus and Prospectus to notify shareholders of the Portfolio’s strategy changes, among other changes. The Portfolio also refiled the supplement on May 13, 2021 to its current Summary Prospectus and Prospectus.

Comment No. 5:	In the subsection of the Prospectus entitled “Portfolio Summary: SA Franklin Systematic U.S. Large Cap Value Portfolio (formerly, SA Dogs of Wall Street Portfolio) – Principal Risks of Investing in the Portfolio,” please consider reordering the risk factors to prioritize the top three to five risk factors that are most likely to impact the Portfolio’s net asset value, yield and total return. The rest of the risk factors can be alphabetized.

Response No. 5:	The Registrant has reordered the principal risk factors in the above-referenced subsection so that the most significant risks to the Portfolio are listed first. The Registrant notes, however, that the order of the risk factors may not reflect the risks actually experienced by investors from investing in the Portfolio as the relative risks of market, political or other areas are always changing and are difficult to predict.

Comment No. 6:	In the Portfolio’s principal investment strategies, please also describe the Portfolio’s due diligence practices in applying its screening criteria to portfolio companies. This would include what underlying data the Portfolio will be reviewing to determine whether a portfolio company meets the Portfolio’s ESG criteria and its sources of that data. Some examples would be directly engaging with portfolio companies to better understand their ESG risks and portfolio practices, reviewing third party scoring and data, or conducting research using other types of information from either the Portfolio or an outside source.

Response No. 6:	The Registrant has revised the ninth paragraph of the section entitled “Additional Information About the Portfolio’s Investment Strategies and Investment Risks” to read as follows (additions bolded and underlined):

“ESG factors are an important component of the subadviser’s research process, reviewing material ESG factors to arrive at a holistic assessment of strengths, weaknesses and potential risks of the stocks. The internal ESG assessment framework, which is applied to the whole portfolio and is binding for the portfolio construction, is aided by multiple external ESG research and data providers. The data analyzed is sourced from company disclosures, government databases, non-governmental organizations, media reports, as well as other data sets, and is evaluated for financial materiality through both a quantitative and qualitative investment process. Not all ESG factors matter equally across industries. Accordingly, to better identify relevance, the process considers historical relationships to risk/return, industry standards and qualitative analysis. Factors considered the most financially material for a particular company are used to determine the overall ESG score. The evaluation of ESG issues will generally

July 6, 2021

include elements such as 1) how environmental criteria might affect income, appreciation and risk, 2) how a company manages relationships with its employees, suppliers, customers and the communities where it operates and 3) how a company’s or government’s oversight is structured.”

Comment No. 7:	In the subsection entitled “Glossary – About the Indices,” the Staff notes that only one index is discussed. Please consider revising the heading of the subsection to read “About the Index.”

Response No. 7:	The Registrant respectfully declines to make the requested change as both the Russell 1000® Value Index and the S&P 500® Index are discussed in the subsection.

II. STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment No. 8:	In the section of the SAI entitled “Investment Restrictions,” it appears that the Portfolio’s concentration policy is missing. The Staff notes that Restriction No. 7 cannot be the Portfolio’s concentration policy because a fund may not reserve the freedom of action to concentrate in a particular industry.

Response No. 8:	The Registrant submits that the Portfolio will not concentrate in securities of a particular industry or group of industries.

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Please do not hesitate to contact me at (212) 728-8037 if you have comments or if you require additional information regarding the Portfolio.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC

Edward J. Gizzi, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP